April 1, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:	Melissa Raminpour
Abe Friedman
Jean Yu

Re:	Netflix, Inc.
Form 10-K
Filed January 28, 2016
File No. 001-35727

Ladies and Gentlemen:

Netflix, Inc. (“Netflix” or “the Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 21, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on January 28, 2016 (the “Filing”).

In this letter, we have recited the Staff’s comments in bold italic type and have followed each comment with Netflix’s response.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7: Management’s Discussion and Analysis

Overview and Results of Operations, Page 17

1.
We note from your disclosure that in 2016 the grandfathered pricing period for a substantial number of U.S. memberships will expire. In this regard, please quantify for us the number of memberships that will be affected and tell us the impact you expect this will have on your future results of operations. To the extent material, you are required to disclose the known uncertainty within MD&A pursuant to Item 303 (a)(3)(ii) of Regulation S-K. For further guidance, you may refer to SEC Release NO. 33-8350.

We disclose the average number of paying members, the average monthly revenue per paying membership and contribution margin for each of our reportable segments. We believe that these metrics along with our related discussion and analysis, provides the material information necessary for investors to understand the trends and uncertainties associated with changes in plan pricing, revenues and profitability. We respectfully advise the Staff that we believe that disclosure of the total number of memberships that will be affected by the expiration of the grandfathered pricing period would not materially improve an investor’s understanding of our results of operations but that such disclosure would provide information helpful to our competitors.

As disclosed in our annual filing on Form 10-K for the year ended December 31, 2015, our U.S. price changes impact only our high definition plan type. Therefore, quantification of the number of memberships affected by the expiration of grandfathering would disclose data with regard to the number of and growth of memberships by plan. We believe that providing detailed information about the number of memberships per plan would result in significant competitive harm. We operate in a highly competitive industry and disclosure of this information would provide our competitors with the ability to more effectively price their own products or otherwise target our members through opportunistic promotional offers.

Furthermore, grandfathered members under that plan will have the choice to stay at their existing price point for our basic plan. Similarly, these members could elect our premium plan. Therefore, the number of memberships affected would not provide meaningful disclosure as to the potential financial impact of the expiration of grandfathering.

As disclosed in our annual filing on Form 10-K for the year ended December 31, 2015, in the U.S., our contribution margin strategy is to grow content spending plus marketing slightly slower than revenue to increase our margin to 40% by 2020. This forecasted margin target factors in expected impacts from the expiration of grandfathered pricing periods.
We respectfully advise the Staff that in our future filings we will enhance our qualitative and quantitative disclosure related to known trends and uncertainties associated with average monthly revenue per paying membership as highlighted in bold below:

The increase in our domestic streaming revenues was due to a 17% growth in the average number of paid memberships and a 4% increase in average monthly revenue per paying membership resulting from our price changes and plan mix. We expect an increase of 10 - 20% in average monthly revenue per paying membership by the fourth quarter of 2016 mostly as a result of the impact of the expiration of grandfathered pricing periods in 2016. If we experience higher than expected cancellations of service by members whose grandfathered pricing is expiring, or if these members elect the lower priced plan in greater numbers than we expect, our average monthly revenue per paying membership may not increase as much as we expect. Our 2020 domestic streaming contribution margin target remains at 40%.

Streaming Content, page 28

2.
In your disclosure, you state that “Content assets are stated at the lower of unamortized cost or net realizable value, which approximates fair value of the capitalized costs for produced content.” Please describe for us how net realizable value is determined for produced content and why you believe it approximates fair value. In your response, please tell us how your accounting treatment complies with ASC 926-20-35 which indicates the valuation for impairment testing purposes is based upon the lower of unamortized capitalized costs or fair value.

We acquire, license and produce content solely for exploitation on our streaming service. Our licensed content is accounted for in accordance with Accounting Standards Codification (“ASC”) Topic 920 Entertainment - Broadcasters which requires that we write down the unamortized cost of acquired programming to the estimated net realizable value if our expectations of its usefulness are revised downward. By contrast, our produced content is accounted for in accordance with ASC Topic 926 Entertainment - Films which requires that the unamortized film costs are tested for impairment if events or circumstances indicate a possible impairment. If the fair value is less than the unamortized film costs, the unamortized film costs are written down to fair value.

We derive revenues from monthly membership fees which grant our members unlimited viewing of all of our content, both produced and licensed. We currently do not derive ancillary revenues from other forms of distribution nor do we have separate membership plans and associated revenues for produced and licensed content.

Therefore, we review our content assets, both produced and licensed, in aggregate at the operating segment level which is the lowest level at which we have separately identifiable cash flows. We estimate net realizable value to be forecasted revenues (less certain costs) for the operating segment during the remaining useful life (generally the license period) of the content. We believe that this also approximates fair value as it best represents the future net cash flows associated with the exploitation of the content assets. We believe this is consistent with ASC 926-20-352 and 926-20-35-14. In addition to this review at the aggregate level, we review for impairment at the title level when a specific title accounted for under ASC 926 or ASC 920 is abandoned or expected to be abandoned (for instance when we expect substantial delays in completion). Accordingly we respectfully advise the Staff that we believe our accounting treatment and fair value assessment for produced content is reasonable and in accordance with the requirement in ASC 926-20-35.

We further acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be contacted via email (dwells@netflix.com) or telephone (408) 540 3769. You may also fax any additional correspondence to the following number (408) 384 5170.

Sincerely,

By      /s/ David Wells
David Wells
Chief Financial Officer, Netflix, Inc.

Cc:    David Hyman (Netflix, Inc.)
J.C. Berger (Netflix, Inc.)